EXHIBIT 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or the “company”)

RESULTS OF ANNUAL GENERAL MEETING AND GENERAL MEETING

Shareholders are advised that at the annual general meeting of the company convened on Wednesday, 17 September 2014 (in terms of the notice of annual general meeting posted to shareholders on 30 June 2014), all of the ordinary and special resolutions tabled thereat were passed by the requisite majority of MiX Telematics shareholders.

Shareholders are further advised that at the general meeting of shareholders held on Wednesday, 17 September 2014 (in terms of the notice of general meeting posted to shareholders on 14 August 2014), the ordinary resolutions required to be passed by shareholders to approve the adoption of the MiX Telematics Limited Long-Term Incentive Plan, were passed by the requisite majority of MiX Telematics shareholders.

17 September 2014

Sponsor